Exhibit F

Form 51-102-F1

GOLDEN OASIS EXPLORATION CORP.

MANAGEMENT DISCUSSION & ANALYSIS
For the third quarter ended April 30, 2008

Directors and Officers as at June 18, 2008

Directors:

Robert Eadie
Gary Hawthorn
Richard Kern
Gary Arca

Officers:

President – Richard Kern
Chief Executive Officer – Robert Eadie
Chief Financial Officer – Gary Arca

Contact Name:	Robert Eadie

Contact e-mail address:	rob@goldenoasis.ca

TSX Venture Exchange Symbol:	GOT

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone: (604) 602-4935 Fax: (604) 602-4936 e-mail. talk@goldenoasis.com

Form 51-102-F1

GOLDEN OASIS EXPLORATION CORP.

MANAGEMENT DISCUSSION & ANALYSIS
For the Third Quarter Ended April 30, 2008

1.1	Date of This Report

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited consolidated financial statements of Golden Oasis Exploration Corp (“Golden Oasis”, or the “Company”) for the third quarter ended April 30, 2008. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of June 18, 2008.

This MD&A includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overall Performance

Description of Business

The Company was incorporated pursuant to the British Columbia Business Corporations Act on November 2, 2004 under the name 707729 BC Ltd. On February 18, 2005, the Company changed its name to Golden Oasis Exploration Corp. The Company has one active subsidiary, Golden Oasis Exploration Inc., which was incorporated on February 9, 2005, in Nevada to carry out U.S. operations.

On February 9, 2005 the Company filed a final prospectus (the “Prospectus”) in the provinces of British Columbia, Alberta and Ontario in connection with the Company’s initial public offering to qualify the distribution of 4,000,000 Units of the Company at a price of $0.40 per unit for gross proceeds of $1,600,000. The distribution under the Prospectus was completed on February 27, 2006 and the common shares of the Company commenced trading on the TSX Venture Exchange on February 28, 2006.

On April 25, 2008, the Company completed a non-brokered private placement of 2,000,000 shares at a price of $0.15 per share for proceeds of $300,000.

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The Company paid cash commissions of $21,000 and issued warrants entitling the agents to purchase up to 210,000 common shares of the Company at a price of $0.15 per share until April 25, 2009. The agents’ options include an early expiry feature which the Company may trigger should the common shares of the Company close above $0.40 for a minimum period of ten (10) trading days on the Exchange.

The Company is engaged in the business of mineral exploration in the western United States. The Company’s objective is to locate and develop economic precious and base metal properties of merit. The Company’s material property, as defined by National Instrument 43-101, is the option to acquire 100% of the Toiyabe Property in Lander County, Nevada. The Company also has the option to acquire 100% of two other properties, the Lone Ranch Property in Washington State and the Empress Property in Nevada. The Company has commenced preliminary exploration activities on all properties.

1.3	Selected Annual Information

The highlights of financial data for the Company for the years ended July 31, 2007 and 2006 and for the period from incorporation on November 2, 2004 to July 31, 2005, being the end of the first financial year of the Company, are as follows:

	July 31,	July 31,	July 31,
	2007	2006	2005
(a) Net sales	Nil	Nil	Nil
(b) Loss before foreign exchange and investment income	(527,775)	(1,121,993)	(89,461)
(c) Net loss	(463,101)	(1,100,574)	(77,962)
(d) Loss per share – basic and diluted	(0.03)	(0.10)	(0.01)
(e) Total assets	3,358,093	3,713,213	527,977
(f) Total long-term liabilities	Nil	Nil	Nil
(g) Cash dividends declared per-share	Nil	Nil	Nil

1.4	Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the financial statements of the Company and notes attached hereto.

1.4.1	Property Activity

Resource Property – Toiyabe Property

On January 23, 2005, the Company entered into an option agreement with Minquest Inc. (“Minquest”) of Reno, Nevada, a private company controlled by an officer and director of the Company. This agreement was amended on May 15, 2005 and November 30, 2005. Pursuant to the option agreement, as amended (the “Toiyabe Option Agreement”), the Company was granted the right to earn an undivided 100% interest in the Toiyabe Property, subject to a 3% NSR, upon reimbursing all costs associated with the acquisition of the property (paid), paying US$1,000,000 in cash, issuing 500,000 Common Shares and incurring $2,500,000 in exploration expenditures over eight years to August 15, 2013.

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The Company has the right to purchase up to one half of the NSR for US$2,000,000 for each 1% of the royalty purchased (total of $3,000,000 for the entire 1.5%) . During the term of the Toiyabe Option Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company is required to pay approximately US$11,500 per year in rental fees to maintain the claims in good standing. Such taxes, fees and rentals will be paid from working capital. The Company has met all payment and expenditure requirements under the agreement to April 30, 2008.

Proposed Exploration Program

The Company engaged Orequest Consulting to prepare the technical report on the Toiyabe Property. The complete text of this report is available under the Company’s filings on www.sedar.com. Orequest recommended that the Company expend US$341,000 on exploration of the property as set out below. The Phase 1 exploration program consisted of:

    a full and detailed review of all historic data;
    entering all the historic data into an electronic database to determine if any trends exist in the old anomalous drill results, and to help with the interpretation and selection of future areas to drill;
    a ground magnetometer and electromagnetometer survey focused over the area of the property containing the most favourable stratigraphy to date (principally the area where the lower plate Roberts Mountain formation occurs in the southern half of the property in the old California-Courtney target areas);
    an IP survey; and
    drilling 7-8 holes of approximately 700-800 feet in depth in those areas to help understand the lower plate stratigraphy and to test for buried mineralized structures that may be sources of the shallower erratic higher grade mineralization.

Since acquiring the Toiyabe Property, the Company has completed a National Instrument 43-101 Report. The Company has in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice.

Activity during the nine months ended April 30, 2008

The Company has completed a 16,417 feet angle drilling program at its Toiyabe Property located in Lander County, Nevada. Drilling consisted of 8 core and 34 RC holes. Results received to date have defined two gold bearing structures, discovered a major northwest trending high angle fault that could be a feeder for the mineralization and determined the detailed stratigraphy of the area.

Drilling of the Courtney A and B faults has thus far defined a 750 feet by 300 feet zone of +0.5 g/t gold zone associated with the Courtney A fault and a 600 feet by 200 feet Gold zone associated with the Courtney B fault. The Courtney faults are truncated by a major northwest trending high-angle fault that correlates well with a fault target interpreted from a geophysical survey run in 2006. This fault, which has been named the West Graben 1 fault, is a possible feeder not only for the Courtney fault mineralization, but limestone hosted mineralization at depth. This type of deposit, hosted by specific limey units, would be similar to the Pipeline mine located 7 miles to the north.

The gold associated with the Courtney faults is within 45o dipping fault zones within Upper Plate siliceous rocks. Lower plate rocks that contain abundant limey units including good host rocks for gold have now been identified west of the West Graben 1 fault at surface and are projected to occur beneath the Courtney

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faults area at depth. The host rocks dip gently west. Favorable host rocks, projected to occur 600 to 1,000 feet below the surface east of the Graben fault, will be tested next Spring.

Drilling results for 27 of the 42 holes drilled were reported in the first quarter per the news releases dated October 30, 2007. The majority of the gold is hosted by the Courtney faults. A broad (+20 feet) zone of low grade mineralization (+0.3 g/t gold) often surrounds a narrow core (5-10 feet) of higher grade. High grade drill intercepts from this year`s drilling include 5.5 feet of 14.8 g/t (0.43 oz/ton) gold in T-701, 10 feet of 26.6 g/t (0.78 oz/ton) gold in T-706, 10 feet of 10.6 g/t (0.309 oz/ton) gold in hole T-719 and 5 feet of 21.8 g/t (0.637 oz/ton) gold in T-722. The majority of the mineralization intersected to date is shallow enough to be extracted by open pit methods.

Results for the remaining 15 drill holes of the angle drilling program completed in the second quarter continue were reported per the news releases dated January 21, 2008, and defined two gold bearing structures and verify the location of a major northwest trending high angle fault that could be a feeder for the near-surface mineralization as well as postulated targets at depth in more favorable host rocks.

After further delineation of near surface, fault hosted gold mineralization a resource estimate will be completed. These structures may be amenable to open pit heap leach mining. However, the first part of the 2008 exploration program will concentrate on drill testing deeper "Pipeline" type targets.

Attempts to drill deeper holes using an RC rig to test favorable host rocks near the West Graben 1 fault failed. The new plan is to drill these targets, which are projected to occur 600 to 1,000 feet below the surface, using a core rig. After 5-10 more shallow RC holes, primarily to help identify the location of feeder faults, Golden Oasis plans a 2 to 3 hole core program with the average hole depth being 1,500 feet. These core holes will test the West Graben 1 fault and a similat fault located to the west.

Resource Property – Lone Ranch

On January 23, 2005, the Company entered into an agreement with Minquest for the option to acquire a 100% undivided interest, subject to a 3% NSR, in the Lone Ranch Property. This agreement was amended on May 15, 2005 and November 30, 2005. Pursuant to this option agreement, as amended (the “Lone Ranch Option Agreement”), in order to earn the interest in the Lone Ranch Property, the Company must reimburse the private company for all of its costs associated with the acquisition of the property (paid), pay US$510,000, issue 400,000 common shares and complete $1,400,000 in exploration expenditures over 6 years to August 15, 2011.

The Company has the right to purchase up to one-half the NSR for US$1,500,000 for each 1% of the royalty purchased (or US$2,250,000 for the entire 1.5%) . During the term of the Lone Ranch Option Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company is required to pay approximately US$7,100 per year in rental fees to maintain the claims in good standing. Such taxes, fees and rentals will be paid from working capital. The Company has met all payment and expenditure requirements under the agreement.

Prior Activity

Golden Oasis announced that the company has completed its initial geologic mapping and sampling program on the Lone Ranch Project within the Republic graben of north-central Washington. The Republic graben

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contains numerous precious metal deposits such as the Republic mine (Hecla Mining Company) and the Kettle River mine complex (Kinross Gold Corporation, Trading Symbol “K-T”).

The Company’s exploration program focused on detailed mapping and evaluation of three areas of mineralization known as the Boundary, Central and LR South targets. The Central area was previously drilled by Cyprus and Kennecott in the late 1980’s and early 1990’s. This drilling proved the existence of economic gold mineralization over significant widths. This historic work suggested the existence of a substantial exhalative horizon with significant precious metals values.

Golden Oasis’ exploration program has defined an exhalative zone over a strike length of 6,300 meters and varying from 10 to 100 meters thick. Samples collected during this field season have identified massive sulfide formations composed of up to 50% pyrrhotite-arsenopyrite-gold bearing horizons within the exhalative zone of the Boundary and Central targets. These massive sulfide zones contain up to 4.2 g/t gold from the company’s initial surface sampling program.

Activity during the nine months ended April 30, 2008

The Company completed a geological airborne survey during the first quarter. Results show two 1.5 kilometer long geophysical anomalies in the central and southern portions of the project area that correlate well with mapped gold-bearing sulfide zones. A third, previously unknown anomaly was discovered further north. This anomaly is much larger (2.5 kilometers long) than those to the south. Permitting of a drilling program to test all 3 anomalies is currently in progress.

The Helicopter ElectroMagnetic (HEM) survey covered approximately 36 km2 with 100 m line spacing. It was flown by Fugro Airborne Surveys, Inc. of Houston, Texas. The target is a sulfide-rich horizon, called an exhalite, deposited on an ancient seafloor. The only known drilling of this horizon was conducted by Cyprus Minerals and Kennecott in the late 1980’s to early 1990’s. Their exploration programs identified gold associated with semi-massive pyrrhotite and arsenopyrite hosted in the exhalite. They drilled a total of ten holes into the southern edge of the southern geophysical anomaly. Some historic drill intercepts include 3.5 feet (1.1 m) of 0.30 oz/ton (10.3 g/t) gold in one hole and 41.5 feet (12.7 m) averaging 0.053 oz/ton (1.8 g/t) gold in another. These results are historical and cannot be relied upon. The other two geophysical anomalies have no drilling.

Interpretation of the HEM survey was done by Frank P. Fritz of Fritz Geophysics, Loveland, Colorado. His summary report on the Lone Ranch survey is currently on the Golden Oasis website (www.goldenoasis.ca). A portion of Frank’s summary follows:

“The very low resistivity unit interpreted from the HEM data shows a close correlation with the known exhalative unit. There is conservatively five kilometers of strike length of exhalative target interpreted from the HEM data with “hot spots” suggested by thicker –lower resistivity areas and the higher magnetic responses.”

The interpretation shows an originally continuous exhalite has been separated by post-mineral faulting into 3 separate zones. The exhalite trends northerly and dips steeply to the west at the south end of the project, but flattens to the north. As mentioned above, the northern HEM anomaly is much larger than the 2 anomalies to the south. These anomalies have dimensions of 1.5 km by 0.5 km whereas the northern anomaly has dimensions of 2.5 km by 1.0 km.

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In September 2007, the Company announced that it had staked an additional 83 claims totaling approximately 1,660 acres in the surrounding areas of its wholly owned Lone Ranch Project within the Republic graben of north-central Washington. The additional claims were staked to cover the full extent of the new anomaly and extensions of the Central and South anomalies previously identified by the geological airborne survey. Permitting of a 17 hole drilling program, initiated with the US Forest Service, was received subsequent to the period ended April 30, 2008. Drilling is planned for early summer 2008.

Resource Property – Empress

On February 27, 2007, the Company optioned the Empress Project located in Esmeralda County, Nevada approximately 26 miles south of Goldfield in the Tokop mining district. Under its Assignment of Mineral Property Option Agreement with Minquest, the Company must reimburse Minquest’s acquisition costs of US$6,000 in option payments made by Minquest to the owner of the property and US$2,000 in mapping and sampling costs (paid). Minquest will retain a 3% net smelter royalty. The Company can earn a 100% interest in the Property (subject to the 3% NSR) by making property payments in the aggregate amount of US$546,000 to the underlying owner of the property over a period of four years. During the term of the Empress Assignment Agreement, the Company is responsible for maintaining the claims in good standing, including paying all required taxes, fees and rentals, and completing all necessary assessment work. The Company has the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty provided it elects to complete any purchase of the NSR within 60 days of the completion of a positive production study.

The Empress property lies within the southern portion of the Walker Lane mineral belt. Significant mines within this portion of the Walker Lane include Tonopah, Goldfield and Silver Peak. Goldfield, the closest, produced over 4 million ounces of high-grade gold (+0.3 oz/ton). Covered by 54 unpatented mining claims totaling approximately 1,080 acres or 1.7 square miles, the project contains two historic mines, the Empress and the Wonder. Apparently discovered in the 1860’s, below the 7 adits that make up the Empress Mine are the remnants of a mill and several stone foundations. Little recorded production is reported for the district, although the Gold Point district, immediately to the north, produced approximately $1,000,000 (1900 dollars) in gold and silver. The Wonder Mine, located 2,000 feet southwest of Empress, was worked in the 1930’s as judged by artifacts, and probably direct shipped its ore elsewhere. Mineralization in the project area occurs in quartz veins hosted by granitic rocks of the Sylvania pluton. At least 3 separate east-west trending, steeply dipping quartz veins are exposed on the property.

Activity during quarter ended April 30, 2008

The first drilling program on the property was completed in April, 2008. This program tested the Wonder target which is one of at least three vein sets exposed on the Empress property. Two holes were drilled from each of four surface drill sites spaced 200 to 400 feet (61 to 122 m) apart. A total of 2,813 feet (895 m) was drilled in eight angle core holes. All holes were drilled due north to intercept a roughly east-west trending vein assay results. Drill holes E0702 and E0706 contained high-grade gold/silver intercepts. Hole E0702 intersected 7 feet (2.1 m) true width averaging 0.237 oz/ton gold (8.10 g/t) and 1.75 oz/ton Silver (60.0 g/t) including 3 feet (0.9 m) true width averaging 0.470 oz/ton (16.10 g/t) and 3.85 oz/ton silver (132.0 g/t). Drill hole E0706 intersected 5 feet (1.5 m), true width 3.9 feet (1.2 m), averaging 0.793 oz/ton gold (27.15 g/t) and 0.46 oz/ton silver (15.9 g/t). Four other holes contained significant gold/silver intercepts indicating the vein continues at least 600 feet along strike and 400 feet down dip. Two drill holes, E0704 and E0708, missed the vein because of a more southerly strike to the vein than expected. A tabulation of all results appears below.

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		T.			True					Gold
HOLE #	Dip	Depth	From	To	Width	Gold	Gold	Silver	Silver	Equiv.
	(deg.)	(feet)	(feet)	(feet)	(ft,m)	(oz/ton)	(g/t)	(oz/ton)	(g/t)	(oz/ton)
										(60/1 ratio)
E0701	-45	200	115	120	5, 1.5	0.011	0.38	0.04	1.2	0.012
E0702	-35	402	168	175	7, 2.1	0.237	8.10	1.75	60.0	0.266
including			168	171	3, 0.9	0.470	16.10	3.85	132.0	0.534
E0703	-40	302	172	181	9, 2.7	0.009	0.30	0.03	1.1	0.009
E0704	-45	310	Did	not	intersect	vein
E0705	-80	273	137.5	140	1.8, 0.5	0.032	1.09	0.04	1.3	0.032
E0706	-65	473	215	220	3.9, 1.2	0.793	27.15	0.46	15.9	0.801
E0707	-75	403	285	290	2.9, 0.9	0.004	0.14	0.12	4.1	0.006
E0708	-75	450	Did	not	intersect	vein

Because of the erratic distribution of mineralization in most high-grade precious metal veins it was decided that a “hit rate” of one in three holes would be sufficiently encouraging to proceed with additional drilling. Excluding the two holes drilled over the vein the program’s hit rate was exactly one in three.

For the next phase of exploration Golden Oasis plans to test the two vein systems associated with the Empress Mine target using angle RC drilling to determine the location of the veins. Most of the underground workings associated with Empress are caved. After a vein has been located follow-up core drilling will be initiated. Further core drilling on the Wonder Vein is planned at the same time. All drill sites for the next round of drilling are already permitted.

Qualified person

Richard Kern (P.Geo) of Reno, Nevada, is the Company's qualified person on the projects as required under NI 43-101 and has prepared the technical information contained in this section 1.4.1 of the Management discussion and analysis.

Property Expenditures Summary

The Company is a venture issuer that has not had revenue from operations in either of its last two financial periods. The Company has capitalized all expenditures relating to the exploration of its mineral property. Details of deferred expenditures for the properties are as follows:

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	Cumulative	Cumulative
	April 30,	July 31,
	2008	2007

Toiyabe - Actual Expenditures

Acquisition costs	$218,665	$116,747
Consulting fees (Geological & Engineering)	238,496	163,483
Drilling	1,191,478	899,018
Geology	81,280	81,280
Geophysics	218,885	144,264
Legal Consulting	2,655	2,655
Staking and maintenance fees	146,785	124,322
Site restoration	27,005	27,005
Travel	16,786	15,456
	2,142,035	1,574,230

Lone Ranch - Actual Expenditures

Acquisition costs	218,665	116,747
Consulting (Geological & Engineering)	44,538	29,339
Geology	31,012	31,012
Geophysics	79,565	79,565
Staking and maintenance fees	92,365	36,436
Travel	15,694	15,456
	481,839	308,555
Empress - Actual Expenditures

Acquisition costs	13,892	13,892
Consulting (Geological & Engineering)	52,705	18,967
Drilling	106,878	-
Geology	9,259	9,259
Geophysics	7,468	4,236
Staking and maintenance fees	30,338	22,439
Site restoration	33,641	-
Surveying	8,136	-
Travel	1,100	-
	263,417	68,793

Total Resource Properties	$2,887,291	1,951,578

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1.4.2	Results of Operations

The loss for the nine months ended April 30, 2008 was $337,582 compared to a loss for the nine months ended April 30, 2007 of $402,758. The details of the expenses are as follows:

	Nine months
	ended April 30,
	2008	2007

Expenses
Accounting and audit fees	$14,575	$7,153
Amortization	5,267	5,980
Bank charges and interest	1,174	178
Consulting fees	49,481	62,356
Insurance	9,921	8,150
Legal fees	28,101	11,994
Management fees	54,000	48,000
Office and miscellaneous	59,918	74,635
Rent	17,206	11,372
Shareholder communications	40,438	142,227
Stock-based compensation	20,760	-
Transfer agent and filing fees	21,549	33,861
Travel	17,097	52,894
Foreign exchange loss	5,173	8,114
Interest and investment income	(7,078)	(64,156)
Net loss for the period	$(337,582)	$(402,758)

During the period ended April 30, 2008, the Company’s shareholders communications expense decreased by $101,789 to $40,438 due to fewer investor relations related trade events attended and lower activity in general. Travel expenses decreased by $35,797 as compared to the comparative period ended April 30, 2007 for the same reason.

Interest income for the period ended April 30, 2008 decreased by $57,078 to $7,078 due to the utilization of funds to explore the Company’s properties.

During the period ended April 30, 2008, the Company incurred a stock-based compensation expense of $20,760. This non-cash amount reflects the fair value calculated of the stock options granted and vested during the period. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

During the third quarter ended April 30, 2008, the Company responded to investor inquiries. There were no formal investor relations agreements in place.

Financings, Principal Purposes & Milestones

During the third quarter ended April 30, 2008 the Company completed a non-brokered private placement of 2,000,000 shares at a price of $0.15 per share for proceeds of $300,000.

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1.5	Summary of Quarterly Results The following is a summary of the Company’s financial results for the eight most recently completed quarters for which financial information is available:

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	30-Apr-08	31-Jan-08	31-Oct-07	31-Jul-07	30-Apr-07	31-Jan-07	31-Oct-06	31-Jul-06
Net Loss:
Total	$128,265	$95,753	$113,564	$50,343	$95,827	$67,803	$249,128	$115,419
Per share:
- basic and
diluted	$0.01	$0.01	$0.01	$0.00	$0.01	$0.01	$0.01	$0.01

Discussion

For the discussion on the third quarter ended April 30, 2008, please refer to Section 1.4 Results of Operations.

1.6	Liquidity

In management’s view, given the nature of the operations, which currently consist of agreements covering resource properties, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the extent to which it can determine whether its resource properties contain reserves, which are economically recoverable.

Such development may take years to complete and the amount of resulting income, if any, is difficult to determine. The Company does not expect to receive significant income in the foreseeable future.

As at April 30, 2008, the Company had working capital of $374,197 which may not be adequate to meet the Company’s working capital needs over the next 12 months or more excluding any major exploration activity. Historical capital needs have been met by equity subscriptions. The Company may require additional financing to fund future acquisitions and explorations. If required, the Company anticipates funding any property investigations, proposed exploration programs and anticipated administrative and overhead expenses through additional equity subscriptions, such as private placements or through the exercise of warrants. In light of the continually changing financial markets, there is no assurance that funding by equity subscriptions will be possible at the times required or desired.

1.7	Capital Resources

The only capital resource of the Company are the mineral properties, with historical costs of $2,887,291 as at April 30, 2008. Included in the carrying value of the mineral properties is $60,646 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2007 and 2008 on the Toiyabe and Empress Properties. The Company is committed to further expenditures on the properties, as detailed in Section 1.4 Results of Operations.

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1.8	Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed. The Company has optioned its mineral properties from a private company controlled by an officer and director of the Company.

1.9	Transactions with Related Parties

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Nine Months
	Ended April 30,
	2008	2007

Consulting	$22,500	$45,000
Management fees	54,000	48,000
Resource properties – property payments	101,835	67,278
– geological consulting	51,911	57,046

	$230,246	$217,324

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the period ended April 30, 2008, the Company issued 300,000 shares to a company controlled by a director pursuant to resource property acquisition agreements at a fair value of $102,000.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $62,000.

1.10	Third Quarter

The third quarter results do not differ significantly from recent other quarters. See Section 1.4 for discussion of variances.

1.11	Proposed Transactions

N/A

1.12	Critical Accounting Estimates

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties

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are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on an annual basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s shares, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate, as determined at the grant date. The estimated fair value of awards of stock-based compensation is charged to expense over their vesting period, with offsetting amounts recognized as contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

Asset Retirement Obligations

The Company follows the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion over time for changes in the fair value of the liability through charges to accretion, which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

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MD&A
April 30, 2008
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1.13	Changes in Accounting Policies Including Initial Adoption

N/A

1.14	Financial and Other Instruments

The carrying value of the Company’s financial instruments, consisting of cash and cash equivalents, prepaid expenses, goods and services tax receivable and deposits and accounts payable and accrued liabilities approximates their fair values due to the short maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

Currency risk is the risk to the Company’s earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The economic recoverability of the properties’ reserves has yet to be determined. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreements and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

1.15	Other

1.15.1	Disclosure of Outstanding Share Capital as at April 30, 2008:

	Number	Book Value
Common Shares	20,054,471	4,551,009
Contributed Surplus	-	780,754

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares. The options will be exercisable for a maximum of 5 years from the date of grant. As of April 30, 2008, 1,805,000 share purchase options exercisable at prices between $0.20 and $0.65 per share had been granted to directors, key employees and consultants. The options are exercisable at various dates until April 2013.

As at April 30, 2008, the Company has 210,000 warrants outstanding entitling the holder to acquire one share for each warrant held at $0.15 per share until April 2009.

1.15.2	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. The Company’s Chief Executive Officer and Chief Financial Officer

Golden Oasis Exploration Corp.
MD&A
April 30, 2008
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evaluated the Company’s disclosure controls and procedures for the quarter ended April 30, 2008 and have found those disclosure controls and procedures to be adequate for the above purposes.

There have been no significant changes in the Company’s disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

During the Company’s most recently completed quarter ended April 30, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

1.15.3	Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company’s control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to lack of technical resources, and lack of controls governing our computer systems and applications within the company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company’s financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.